July 22, 2008

Robert H. Baum
Inland American Real Estate Trust, Inc.
2901 Butterfield Road
Oak Brook, Illinois 60523

> RE: Inland American Real Estate Trust, Inc.
> Post-Effective Amendment to Form S-11
> Registration No. 333-139504
> Filed on July 21, 2008

Dear Mr. Baum:

This is to advise you that we have conducted only a limited review of your registration statement. Based on that limited review, we have the following comments.

Supplement

1. Please include a section describing the current status of your offering, including the amount of proceeds raised to date, the amount of shares remaining to be offered and the termination date of the offering.

2. For each portfolio segment, please disclose your average rents.

3. Please provide graphic or tabular illustration of the diversification of your portfolio by property type and geography.

4. Please disclose the percentage of your developments that are pre-leased.

5. Please update your disclosure regarding recent acquisition activity to the date of the supplement. In addition, please include disclosure regarding occupancy, average rents and yields with respect to your recent acquisitions.

6. We note your revenues and expenses tables which appear to present the build up to net operating income. Please break this information out by property segment and please present for the three months ended March 31, 2008 and the year ended December 31, 2007.

\* \* \* \*

As appropriate, please amend your filing in response to these comments. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact me at (202) 551-3852 with any other questions.

Sincerely,


Michael McTiernan
Special Counsel


cc:     Mike Choate (*via facsimile*)
        Shefsky & Froelich Ltd.